Skadden, Arps, Slate, Meagher & Flom

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Paloma P. Wang ♦

Friven Yeoh ♦

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

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April 11, 2025

Confidential

Mr. Bradley Ecker

Ms. Erin Purnell

Ms. Stephany Yang

Mr. Hugh West

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Generation Essentials Group

Amendment No. 1 to Draft Registration Statement on Form F-4

Submitted March 21, 2025

CIK No. 0002053456

Dear Sir/Madam,

On behalf of our client, The Generation Essentials Group, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 4, 2025 on the Company’s amendment No. 1 to draft registration statement on Form F-4 confidentially submitted on March 21, 2025 (the “Draft Registration Statement”) relating to the proposed business combination involving the Company and Black Spade Acquisition II Co (“Black Spade II”), a Cayman Islands exempted company.

Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-4 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to the revision and supplementation of disclosures in response to the Staff’s comments, the Company has also included in the Registration Statement other information and data to reflect developments since the last submission.

Securities and Exchange Commission

April 11, 2025

Draft Registration Statement on Form F-4 submitted March 21, 2025

Cover Page

1.	We note your disclosure that "under the “no redemptions” scenario, the 50% redemption scenario and the maximum redemption scenario, on a fully diluted basis, the AMTD [Group] Entities would hold 34.1%, 28.4% and 9.3% of TGE ordinary shares, respectively." Please revise to ensure the information you are providing is accurate. In this regard, we note that your redemption scenarios table on page 36 discloses that (1) Existing TGE Class A Shareholders will hold 34.1%, 38.4%, and 43.7% of TGE Ordinary Shares under the “no redemptions” scenario, the 50% redemption scenario and the maximum redemption scenario, respectively; (2) Existing TGE Class B Shareholders will hold 28.4%, 32.0%, and 36.3% of TGE Ordinary Shares under the “no redemptions” scenario, the 50% redemption scenario and the maximum redemption scenario, respectively; and (3) Existing TGE Class Preferred Shareholders will hold 9.3%, 10.5%, and 11.9% of TGE Ordinary Shares under the “no redemptions” scenario, the 50% redemption scenario and the maximum redemption scenario, respectively. We note also that footnote 6 to the table on page 36 indicates that all of the securities listed in each of these rows are controlled by AMTD Entities. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 16, 17, 18 and 36 of the Registration Statement.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE EXTRAORDINARY GENERAL MEETING

Q: What equity stake will Black Spade II Shareholders and TGE Shareholders have in TGE after the Business Combination?, page 16

2.	We note your response to our prior comment 3. Please provide the information added in footnote 6 to your redemption scenarios table in your Questions and Answers section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 17 and 18 of the Registration Statement.

Potential sources of dilution, page 37

3.	We note that the notes to your dilution table on page 38 do not correctly correspond to the notes displayed in the table. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 38 of the Registration Statement.

Securities and Exchange Commission

April 11, 2025

Selected Historical Financial Data of TGE, page 57

4.	We note your disclosure on page 58 of the diluted earnings per share of $1.58 for the year ended December 31, 2024. On page F-55, you disclose that no diluted earnings per share for the year were presented as there were no potential ordinary shares. Please revise disclosures to remove the inconsistencies.

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 231

5.	The amount of the adjustment (e) in the 50% of the Maximum Redemption scenario does not appear correct. Please revise the disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 231 of the Registration Statement.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 233

6.	We note your disclosure that any excess of the fair value of consideration transferred to Black Spade II shareholders over the fair value of Black Spade II's identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred. Please tell us how you determined the compensation expense and reflected it in the pro forma financial information.

In response to the Staff’s comment, the Company has revised the disclosure on page 235 of the Registration Statement as well as the pro forma financial information contained in the sections titled “Summary Unaudited Pro Forma Condensed Combined Financial Information” and “ Unaudited Pro Forma Condensed Combined Financial Information.”

TAX CONSIDERATIONS, page 245

7.	We note your response to our prior comment 16. Please confirm that, if the company receives an opinion that it is more likely than not that the merger qualifies as a “reorganization,” such opinion will be disclosed in your registration statement and filed as an exhibit.

The Company confirms that if the Company receives an opinion that it is more likely than not that the merger qualifies as a “reorganization,” such opinion will be disclosed in its registration statement and filed as an exhibit. The Company respectfully advised the Staff that, the foregoing notwithstanding, the Company currently does not expect to receive such an opinion.

*         *         *

Securities and Exchange Commission

April 11, 2025

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Giampietro Baudo, Chief Executive Officer, The Generation Essentials Group

Samuel Chao, Director and Chief Financial Officer, The Generation Essentials Group

Dennis Tam, Executive Chairman of the Board and Co-CEO, Black Spade Acquisition II Co

Kester Ng, Director, Co-CEO and CFO, Black Spade Acquisition II Co

Richard Taylor, Director, Co-CEO and COO, Black Spade Acquisition II Co

Sharon Lau, Partner, Latham & Watkins LLP

Stacey Wong, Partner, Latham & Watkins LLP